SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

Amendment No. 1

WHOLE EARTH BRANDS, INC.
(Name of the Issuer)

Whole Earth Brands, Inc.
Ozark Holdings LLC
Sweet Oak Merger Sub, LLC
Sweet Oak Holdings LP
Sababa Holdings Free LLC
Martin E. Franklin Revocable Trust
Sir Martin E. Franklin

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

96684W100
(CUSIP Number of Class of Securities)
Rajnish Ohri Jeff Robinson Co-Chief Executive Officers Whole Earth Brands, Inc. 125 S. Wacker Drive Suite 1250 Chicago, IL 60606 (312) 840-6000
Ozark Holdings LLC
Sweet Oak Merger Sub, LLC
Sweet Oak Holdings LP
Sababa Holdings Free LLC
Martin E. Franklin Revocable Trust
Mariposa Capital, LLC
Sir Martin E. Franklin
Desiree DeStefano
500 South Pointe Drive, Suite 240
Miami Beach, Florida 33139
(786) 482-6333

(Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Christopher P. Giordano, Esq. Jon Venick, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500	Alan Annex, Esq. Brian J. Gavsie, Esq. Dmitriy Tartakovskiy, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 Tel: (954) 765-0500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”):  (1) Whole Earth Brands, Inc., a Delaware corporation (“Whole Earth” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (“Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Ozark Holdings LLC, a Delaware limited liability company (“Parent”); (3) Sweet Oak Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”); (4) Sweet Oak Holdings LP, a newly formed Delaware limited partnership and an indirect parent entity of Parent (“NewCo”); (5) Sababa Holdings FREE LLC, a Delaware limited liability company (“Sababa”); (6) Mariposa Capital, LLC, a Delaware limited liability company (“Mariposa”) (7) the Martin E. Franklin Revocable Trust (the “Franklin Trust”); and (8) Sir Martin E. Franklin (“Franklin,” and together with Sababa , Mariposa and the Franklin Trust, the “Franklin Parties”).

This Transaction Statement relates to the Agreement of Merger, dated February 12, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Whole Earth, Parent and Merger Sub.  The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Whole Earth (the “Merger”), with Whole Earth surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger, each share of Company Common Stock issued and outstanding at the effective time of the Merger (other than (i) shares of Company Common Stock owned by the Issuer or any of its wholly owned subsidiaries or Parent or any of Parent’s affiliates, including Merger Sub, Newco and the Franklin Parties (collectively, “Company Excluded Shares”), and (ii) dissenting Company Common Stock) will be converted into the right to receive cash consideration equal to $4.875 per share of Company Common Stock, without interest and subject to any applicable withholding taxes.  Upon completion of the Merger, the Company Common Stock will cease to be registered under Section 12 of the Exchange Act and will be delisted from the Nasdaq Stock Market, and the Company will become a privately held subsidiary of Parent.

Following the recusal of Mr. Michael Franklin, a member of the board of directors of the Company (the “Whole Earth Board”), the other members of the Whole Earth Board (the “Disinterested Directors”) formed a special committee comprised solely of Disinterested Directors (the “Special Committee”) to review and evaluate the non-binding proposal received from Sababa in June 2023 and any alternative proposals or other strategic alternatives available to the Company, including maintaining the status quo as a standalone public company.  The Special Committee, with the advice of outside financial and legal advisors, evaluated the Merger and negotiated the terms and conditions of the Merger Agreement, as more fully described in the Proxy Statement (as defined below). After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on February 12, 2024, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, are advisable, fair to, and in the best interests of the Company and the holders of Company Common Stock (other than the holders of Company Excluded Shares) and (2) recommended to the Whole Earth Board that the Whole Earth Board (a) adopt resolutions approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Merger, and (b) recommend that the Company’s stockholders vote for the adoption of the Merger Agreement and the Merger at a special meeting of the Company’s stockholders to consider the proposed transaction (the “Company Stockholders Meeting”). The Whole Earth Board, acting upon the unanimous  recommendation of the Special Committee and following the recusal of Mr. Michael Franklin, has (1) determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders (other than the holders of Company Excluded Shares); (2) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Transactions, including the Merger; and (3) resolved to recommend that the holders of Company Common Stock vote for the adoption and approval of the Merger Agreement and the Merger at the Company Stockholders Meeting.

The Merger cannot be completed without the affirmative vote of (a) the holders of a majority in voting power of the outstanding Company Common Stock, voting as a single class, and (b) the holders of sixty-six and two-thirds percent of the outstanding shares of Company Common Stock held by the Unaffiliated Stockholders (together, the “Company Requisite Vote”).

Concurrently with the filing of this Amendment No. 1 , the Company is filing a n amendment to its preliminary proxy statement ( as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A.  Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company.  Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person.  No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—Whole Earth Brands”

“Important Information Regarding Whole Earth Brands”

“Questions and Answers”

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding Whole Earth Brands—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Whole Earth Brands—Market Price of Company Common Stock”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Whole Earth Brands—Dividends”

(e) Prior public offerings.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Whole Earth Brands—Prior Public Offerings”

(f) Prior stock purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Whole Earth Brands—Prior Public Offerings”

“Important Information Regarding Whole Earth Brands—Transactions in Company Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding Whole Earth Brands”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms.  Tender offers.  Not applicable

(a)-(2) Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement of Merger

(c) Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Indemnification and Insurance”

Annex A—Agreement of Merger

(d) Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“Important Information Regarding Whole Earth Brands—Prior Public Offerings”

“Important Information Regarding Whole Earth Brands—Transactions in Company Common Stock”

“Important Information Regarding Whole Earth Brands—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

Annex A—Agreement of Merger

(b) – (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement of Merger

(e) Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of Whole Earth’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

Annex A—Agreement of Merger

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Company Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effects of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement of Merger

(c)(1) – (8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Intent of Whole Earth’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Effects of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“Important Information Regarding Whole Earth Brands”

Annex A—Agreement of Merger

Annex B—Opinion of Jefferies LLC

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Jefferies LLC

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Jefferies LLC

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Whole Earth After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Certain U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Company Common Stock”

“The Merger Agreement—Effects of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Benefits”

“Appraisal Rights”

Annex A—Agreement of Merger

Annex B—Opinion of Jefferies LLC

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Jefferies LLC

(c) Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1:  The Merger Proposal”

Annex A—Agreement of Merger

(d) Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of Jefferies LLC”

Annex B— Opinion of Jefferies LLC

(e) Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Whole Earth’s Directors and Executive Officers in the Merger”

(f) Other offers.

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Jefferies LLC

(c) Availability of documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Company Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement of Merger

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on Whole Earth if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Company Termination Fee”

Annex A—Agreement of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Important Information Regarding Whole Earth—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

(b) Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Whole Earth Brands—Transactions in Company Common Stock”

“Important Information Regarding Whole Earth Brands—Prior Public Offerings”

“The Merger Agreement”

Annex A—Agreement of Merger

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of Whole Earth’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

(e) Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Proposal 1:  The Merger Proposal”

Item 13. Financial Information

(a) Financial statements.  The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Whole Earth Brands—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Disinterested Directors”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Whole Earth’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

Annex A—Agreement of Merger

(c) Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Proxy Statement of Whole Earth Brands, Inc. (included in Schedule 14A filed on March 15, 2024 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K, dated February 13, 2024 (included in Schedule 14A filed on February 13, 2024 and incorporated herein by reference).

(a)(3)(i)	Press Release, dated February 13, 2024 (included in Schedule 14A filed on February 13, 2024 and incorporated herein by reference).

(c)(i)	Opinion of Jefferies LLC, dated February 12, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii) ^	Discussion Materials of Jefferies LLC for the Special Committee, dated June 30, 2023.

(c)(iii) ^	Discussion Materials of Jefferies LLC for the Special Committee, dated July 10, 2023.

(c)(iv) ^	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated July 14, 2023.

(c)(v) ^	Discussion Materials of Jefferies LLC for the Special Committee, dated August 2, 2023.

(c)(vi)* ^	Discussion Materials of Jefferies LLC for the Special Committee, dated October 16, 2023.

(c)(vii)* ^	Discussion Materials of Jefferies LLC for the Special Committee, dated October 24, 2023.

(c)(viii)* ^	Discussion Materials of Jefferies LLC for the Special Committee, dated November 4, 2023.

(c)(ix) ^	Discussion Materials of Jefferies LLC for the Special Committee, dated January 17, 2024.

(c)(x)* ^	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated January 21, 2024.

(c)(xi)^	Discussion Materials of Jefferies LLC for the Disinterested Directors, dated February 12, 2024.

(d)(i)	Agreement of Merger, dated as of February 12, 2024, by and among the Company, Parent, and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)
Debt Commitment Letter, dated as of February 12, 2024, by and among Parent, Silver Point Finance, LLC (acting directly or indirectly through its parent or one or more of its direct or indirect affiliates, managed funds or accounts) and Fortress Credit Corp. on behalf of itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Corp. (incorporated by reference to Exhibit F to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(iii)
Limited Guarantee, dated February 12, 2024, by each of Sababa, Rhône Partners VI L.P., Rhône Offshore Partners VI L.P. and Rhône Partners VI (DE) L.P. in favor of the Company (incorporated by reference to Exhibit G to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(iv)
Letter Agreement, dated as of February 12, 2024, by and among Franklin, the Franklin Trust, Sababa and the Company (incorporated by reference to Exhibit H to Amendment No. 4 to the Schedule 13D filed by the Franklin Parties on February 13, 2024).

(d)(v)
Offer Letter, dated as of June 19, 2020, by and between the Company and Brian Litman with amendments dated as of January 20, 2021 and September 30, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).

(d)(vi)
Offer Letter, dated as of December 2, 2020, by and between the Company and Jeffrey Robinson (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022).

(d)(vii)
Offer Letter, effective as of April 24, 2023, by and between the Company and Bernardo Fiaux (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 25, 2023).

(f) ^	Section 262 of the Delaware General Corporation Law.

107 ^	Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

^	Previously filed with the Schedule 13E-3 filed with the SEC on March 15, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHOLE EARTH BRANDS, INC.

By:	/s/ Rajnish Ohri
Name:	Rajnish Ohri
Title:	Co-Chief Executive Officer

By:	/s/ Jeff Robinson
Name:	Jeff Robinson
Title:	Co-Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OZARK HOLDINGS LLC

By: Mariposa Capital, LLC, its sole manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

SWEET OAK MERGER SUB, LLC

By: Mariposa Capital, LLC, its sole manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

SWEET OAK HOLDINGS LP

By: Mariposa Capital, LLC, its sole manager

By:	/s/ Desiree DeStefano
Name:	Desiree DeStefano
Title:	Chief Financial Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SABABA HOLDINGS FREE LLC

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Manager

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SIR MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARIPOSA CAPITAL, LLC

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Chief Executive Officer